UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Morris, Jack H.
   c/o Newmont Mining Corporation
   1700 Lincoln Street
   Denver, CO  80203
   USA
2. Issuer Name and Ticker or Trading Symbol
   Newmont Mining Corporation
   NEM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/01/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
Vice President of Newmont Gold Company (NGC) (a wholly owned subsidiary of the Issuer))

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock ($1.60 par val|10/07/|J   | | 1,982 (1)        |A  |(1)        |1,982              |I     |By 401-K Plan              |
ue)                        |98    |    | |                  |   |           |                   |      |                           |
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Common Stock ($1.60 par val|10/07/|J   | |1,025  (2)        |A  |(2)        |1,525              |I     |By IRA                     |
ue)                        |98    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |700                |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These shares were acquired initially as Newmont Gold Company ("Newmont") shares pursuant to the Newmont
Gold Retirement Savings Plan ("401-K Plan"). Effective October 7, 1998, the merger (the "Merger") of Newmont Gold with and into a wholly owned subsidiary of the Issuer was completed. As a result each share of Newmont Gold common stock (other than shares with respect to which appraisal rights are perfected under Delaware law and shares already owned by the Issuer and its subsidaries) were converted into the right to receive 1.025 shares of the Issuer's common stock. Shares reported are the total as shown on the 401-K Plan statement prepared by the
Trustee of such Plan as of Octoer 31, 1998.
(2) As a result of the Merger, the Reporting Person received the Issuer's common stock in exchange for the Reporting Person's Newmont Gold common stock held in his IRA.
DATE
November 5, 1998